SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.
(incorporated in Bermuda with limited liability)

27 September 2002

BY AIRMAIL

02 OCT -7 AM 9:32

Securities and Exchange Commis
Office of International Corporate
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02055239

SUPPL

Dear Sirs

Roly International Holdings Ltd.
- Notice of Changes in Director's Interests

Please be advised that the attached announcement regarding the above matter was submitted to the Singapore Exchange Securities Trading Limited on 26 September 2002 respectively.

Should you have any queries, please do not hesitate to contact the undersigned at Tel: (852) 3112 3091 or Fax: (852) 3110 1228.

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

Brenda Cheung
Company Secretary

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

Encl.

dlw 10/8

MASNET No. 44 OF 26.09.2002
Announcement No. 44

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes in Director's Interests

Name of director:	KHOO Kim Cheng
Date of notice to company:	26/09/2002
Date of change of interest:	26/09/2002
Name of registered holder:	Phillip Securities Pte Ltd
Circumstance(s) giving rise to the interest:	Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	200,000
% of issued share capital:	0.05
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.226 (average)
No. of shares held before the transaction:	415,000
% of issued share capital:	0.1
No. of shares held after the transaction:	615,000
% of issued share capital:	0.15

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	415,000
% of issued share capital:	0	0.1
No. of shares held after the transaction:	0	615,000
% of issued share capital:	0	0.15
Total shares:	0	615,000

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 26/09/2002 to the SGX

SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.
(incorporated in Bermuda with limited liability)

25 September 2002

BY AIRMAIL

02 OCT -7 AM 9:54

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Roly International Holdings Ltd.
- Term loan facility of US$24 million

Please be advised that the attached announcement regarding the above matter was submitted to the Singapore Exchange Securities Trading Limited on 24 September 2002 respectively.

Should you have any queries, please do not hesitate to contact the undersigned at Tel: (852) 3112 3091 or Fax: (852) 3110 1228.

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

Brenda Cheung
Company Secretary

Encl.

MASNET No. 77 OF 24.09.2002
Announcement No. 77

ROLY INTERNATIONAL HOLDINGS LTD

Term loan facility of US$24 million

The directors of Roly International Holdings Ltd. ("Company") are pleased to announce that its wholly-owned subsidiary Superior International Finance Limited ("Superior") has entered into a loan agreement pursuant to which a US$24 million 3-year revolving credit and term loan facility has been made available to Superior by The Development Bank of Singapore Ltd., Hong Kong Branch ("DBS") and certain other banks and financial institutions as lenders for whom DBS acts as the facility agent. The proceeds will be used for refinancing the Group's existing facilities and for financing the general working capital requirements of the Group.

The directors expect that the above loan facility arrangement will result in lower borrowing costs for the Group.

None of the directors and substantial shareholders of the Company has any interest in the facility.

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 24/09/2002 to the SGX